UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 19, 2024, the Board of Directors (the “Board”) of Skillful Craftsman Education Technology Limited (the “Company”) received a resignation letter from Mr. Steven Yuan Ning Sim, to resign from the positions as a member of the Board, Chairman of the Audit Committee, a member of Compensation Committee and a member of Nominating and Corporate Governance Committee of the Board, effective on September 19, 2024. Mr. Sim’s resignation is due to his personal reason and not because of any disagreement with the Company, its management or its other directors.

On September 20, 2024, the Board appointed Ms. Qin Zhang as a member of the Board, Chairman of the Audit Committee, a member of Compensation Committee and a member of Nominating and Corporate Governance Committee of the Board, effective on September 20, 2024, to fill the vacancy following the resignation of Mr. Steven Yuan Ning Sim.

Ms. Qin Zhang, age 38, has served as the head of accounting department for Columbus Digital Technology (Shen Zhen) Co., Ltd. since July 2014. Ms. Zhang received her bachelor’s degree in business administration from Anhui University of Technology in China in 2011. Ms. Zhang holds a middle level accounting professional qualification from China.

There are no arrangements or understandings between Ms. Qin Zhang and any other person pursuant to which Ms. Zhang was appointed as a director of the Company. In addition, there is no family relationship between Ms. Zhang and any director or executive officer of the Company. The Board deems Ms. Zhang an “independent director” as defined by NASDAQ Rule 5605(a)(2). The Board also determines that Ms. Zhang an “audit committee financial expert” as defined by NASDAQ Rule 5605(c)(2)(A) and Item 407(d)(5) of Regulation S-K.

In connection with her appointment, the Company entered into a director agreement with Ms. Qin Zhang (the “Agreement”) on September 20, 2024. Under the terms of the Agreement, Ms. Zhang shall receive from the Company a fee in the amount of RMB 20,000 a year for each year of her director services, payable at the end of each year. The Agreement imposes certain customary confidentiality and non-disclosure obligations on Ms. Zhang customary for the agreements of this nature. The foregoing description is merely a summary of the Agreement and therefore does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

Exhibits Index

Exhibit No.	Description
10.1	Director Agreement by and Between the Company and Qin Zhang dated September 20, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Bin Fu
Name:	Bin Fu
Title:	Chief Executive Officer

Date: September 23, 2024